                      U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    FORM 12b-25

                            NOTIFICATION OF LATE FILING



[ ]Form 10KSB    [ ]Form 20-F    [ ]Form 11-K    [X]Form 10QSB   [ ]Form N-SAR


                        For Period Ended:  September 30, 1999


                        [ ] Transition Report on Form 10-KSB
                        [ ] Transition Report on Form 20-F
                        [ ] Transition Report on Form 11-K
                        [ ] Transition Report on Form 10-Q
                        [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended: ..................


Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notifiation relates.

                                    PART 1

                            REGISTRANT INFORMATION



Full Name of Registrant:    Technical Ventures Inc.


Former Name if applicable:        N/A


Address of Principal Executive Office (Street and Number)

                            3411 McNicoll Ave., Unit 11


City,State and Zip Code:    Scarborough,Ontario,Canada  M1V 2V6





                                   PART II
                           RULES  12b-25 (b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense.

[X](b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                  NARRATIVE

State below in reasonable detail the reasons why Form 10KSB,20-F,11-K,10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed)



The Company's Statement of Income and Expense, additionally it's Statement of Cash Flows presentation is being reformatted to provide more detail in the financial information presented; thereby conforming with certain accounting practices and also, as suggested by the S.E.C. in recent comments. In order to present the information accordingly, historical financial information must be reviewed and realigned to accommodate the new format of presentation. Gathering information and finalizing the new procedures and the form of presentation has delayed the Company in closing it's financial statements for the first quarter of the current financial year, thereby delaying the filing of it's 10 QSB Report.

Additionally, it is anticipated that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report. This change deals with the effect of a fair - value based method of accounting for stock based compensation. It encourages but does not require that companies recognize stock based compensation on the fair value based method. Recognition of this method will effect the Net Income [Loss] of the company for the period ending September 30, 1998. At this juncture the quantitative effect of the Net Loss for the period ending September 30, 1998 has not been determined as the "fair market value" for restricted common stock issued in that period has not been determined. The result of this determination will appear as a line item of expense and will not distort the actual performance of the Company as it relates to the actual operational income and related expenses of the Company.

It is expected that the company will be able to file it's Quarterly Report on Form 10 QSB for the period ended September 30, 1999, within the time frame allowed in this Notification Of Late Filing on Form 12b-25. However due to the degree of changes which have become necessary there can be no guarantee that the filing can be done within the time frame allowed; the Company will, however, make every effort to meet the Late Filing Extension deadline.

                                    PART IV

                               OTHER INFORMATION


(1) Name and telephone number of person to contact in regard of this notification.

    Larry Leverton             416           299-9280
    Name                    (Area Code)      (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                               [X] Yes     [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [ ] Yes     [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Technical Ventures Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:        November 15, 1999          By:/S/Larry Leverton

                                           Larry Leverton
                                           Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                  ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                             GENERAL INSTRUCTIONS


1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the naotifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly indentified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.